Mail Stop 6010

Via Facsimile and U.S. Mail


July 6, 2005

Mr. Anthony Rubino
Chief Financial Officer
US Medsys Corp.
411 Route 17 South
Hasbrouck, New Jersey 07604

      Re:	US Medsys Corp.
		Form 10-KSB for the fiscal year ended June 30, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005 File No. 000-27513

Dear Mr. Rubino:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies,

Principles of Consolidation, page F-6

1. You disclose PMC/Foot Care Network LLC as a fifty-one percent owned subsidiary. Please tell us how you accounted for and reported the minority interest of this entity in your consolidated financial statements.

Revenue Recognition, page F-6

2. You disclose revenue from test site users of your medical equipment is recognized on a "shared-revenue basis." Please explain to us the meaning of a "shared-revenue basis" to clarify how you generate revenue and reconcile your revenue recognition policy to relevant accounting literature. Tell us how you can reasonably estimate amounts for disallowed insurance carrier billings considering revenues commenced in the fourth quarter of fiscal 2004.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Consolidated Statements of Operations, page F-3

3. Please tell us the nature of the discounts included in cost of goods sold and why you believe these amounts should be classified as a cost of goods sold.

4. Please explain to us why you have presented a provision for excess or obsolete inventory as an impairment in general and administrative expense and not in cost of goods sold.

Notes to Unaudited Financial Statements

Note 2 - Stockholders` Equity, page F-5

5. Please tell us and disclose the terms of the conversion feature of the Series A preferred stock. Tell us how you accounted for the common stock purchase warrants issued to investors.


Note 3 - Investment in GMD, LLC, page F-5

6. You disclose having a 75% ownership position in GMD, LLC.
Please
tell us how you accounted for your investment in this entity and how you reported the minority interest in your consolidated financial statements.

Note 4 - Investment in NEODS, page F-5

7. You disclose as having acquired a 75% ownership position in NEODS.
Please tell us the following:

* Clarify how you accounted for your investment in this entity and reported the minority interest in your consolidated financial statements.

* You refer to "impairment regulations stipulated in SFAS # 123."
Please cite the specific paragraph of SFAS 123, or other authoritative literature, supporting your accounting and reporting for this impairment.

Note 5 - Revolving Credit Facilities, page F-6

8. Please disclose the fair value of the common stock issued to the lenders as a commitment to provide the credit facility. Disclose, and tell us, your basis for amortizing the cost of the shares over a ninety day period.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 1

9. You disclose in the second paragraph that the financial information furnished has been reviewed by an independent accountant.
Please amend your filings to include a report of the accountant on the review, as required by Rule 310(b) of Regulation S-B.

Critical Accounting Policies, Inventories, net, page 1

10. Please tell us specific authoritative guidance supporting your accounting of inventories, wherein upon placing your systems into field locations, you then transfer "inventory" to "property and equipment" and then amortize over two to five years.

Results of Operations, page 3

11. Your reported cost of goods sold for the nine months ended
March
31, 2005 is the same as that reported for the three months then ended; this does not appear to be consistent with the different amounts of revenue for the relevant periods. Please tell us why cost of goods sold is the same for both periods.

Liquidity and Capital Resources, page 4

12. You assert your operating cash flow together with your current cash reserves will be sufficient to fund your business plan and projected capital requirements through at least November, 2005," or approximately eight months of operations from March 31, 2005.
Your
cash on hand of approximately $1.5 million does not appear to be sufficient for your ongoing business operations based on the net cash used in operations of approximately $3.2 million for previous nine months and your disclosure that you are not currently seeking to raise capital through public or private equity or debt financing. We believe your existing discussion appears to simply recite the items already disclosed on your Consolidated Statement of Cash Flows and is not commensurate with a robust discussion of your liquidity.
Consistent with Section IV of SEC Release No. FR-72, please revise your discussion to provide meaningful insight into your cash requirements as well as your sources and uses of cash and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

Off-Balance Sheet Arrangements, page 5

13. You disclose you have a fifty-one percent interest in PMC/
Ocular
Network LLC. Please tell us how you accounted for your investment in this entity and how you reported the minority interest in your consolidated financial statements.

*    *    *    *

      	Please amend your Form 10-QSB for the fiscal quarter ended
March 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

      You may contact Jason Lawson, Staff Accountant, at (202)
551-
3166 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608
if
you have questions regarding the comments. Please contact me at
(202)
551-3679 with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant
Mr. Anthony Rubino
US Medsys Corp.
July 6, 2005
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